55 Hudson Yards  |  New York, NY 10001-2163

T: 212.530.5000

milbank.com

September 8, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hudson Executive Investment Corp. III

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Hudson Executive Investment Corp. III (the “Company”), we are submitting a draft Registration Statement on Form S-1(the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) by the Company of a to be determined amount of units, such units consisting of ordinary shares of the Company and redeemable warrants.

The Company qualifies as an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act. As of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days before the Company commences its road show or at least 15 days prior to the anticipated date of effectiveness of the Registration Statement.

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MILBANK LLP

NEW YORK  |  LOS ANGELES  |  WASHINGTON, D.C.  |  SÁO PAULO  |  FRANKFURT

LONDON  |  MUNICH  |  BEIJING  |  HONG KONG  |  SEOUL  |  SINGAPORE  |  TOKYO

If you have any questions or comments concerning this submission or require any additional information with respect to the above, please do not hesitate to contact the undersigned, Rod Miller of Milbank LLP, by telephone at (212) 530-5022 or by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller

Rod Miller, Esq.

Milbank LLP

cc:	Jonathan Dobres, Chief Financial Officer

Hudson Executive Investment Corp. III

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